Mail Stop 3561

May 16, 2007

Mr. Jason Weiss
Chief Executive Officer
Aldabra 2 Acquisition Corp.
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022

   **Re: Aldabra 2 Acquisition Corp.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed April 26, 2007
          File No. 333-141398**

Dear Mr. Weiss:

       We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment five of our letter dated April 19, 2007. Please
       clarify whether you will acquire an entity with which your officers or directors,

through their other business activities, previously had have or in the future might have acquisition or investment discussions.

Cover Page

2.   We note that you are seeking to register the insider warrants and the common stock underlying those warrants as part of this registration statement. Please explain how you can register securities when there has not been an original sale.

Conversion Rights for Shareholders Voting to Reject a Business Combination, page 9

3.   We note your response to comment 19 of our letter dated April 19, 2007. Please provide clear disclosure throughout the proxy statement regarding this additional step and explain the process for complying with this step. This would include references in the letters to stockholders, the cover page of the proxy statement, the summary, etc. and should include a cross-reference to the page(s) where the more detailed information is located.

4.   Clarify the amount of time that will be provided between the mailing of the proxy and the date when the shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights. Clarify why investors who attend the meeting are not able to tender their shares in person at the time of the meeting.

5.   Please provide a detailed discussion of the risks to investors as a result of this change in the conversion terms from other SPACs and add a risk factor. We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Provide clear disclosure throughout the proxy statement.

6.   Clarify whether there is any cost associated with tendering the physical shares or other requirements to elect conversion. For example, is there a cost associated with converting shares held in street name into physical shares?

7.   Clarify whether the requirements that the physical certificate be provided to the transfer agent prior to the meeting applies to both the record holders and the holders in "street name." The second paragraph on page xiii is not clear on this matter.

8.   Provide a more detailed discussion of the steps required for holders in "street name" to exercise their conversion rights. Discuss the minimum time frame that would be required for holders in "street name" to exercise their conversion rights.

Management, page 49

Directors and Executive Officers, page 47

9.   We note your responses to comments31 through 33 of our letter dated April 19, 2007. Please direct us to the specific provisions of Item 401 of Regulation S-K you assert make disclosure of the affiliations unnecessary.

10.   We note that the company has added a new "Special Advisor." Please revise your disclosure to address what, if any, fiduciary duties this advisor will owe to the company as well as how potential conflicts of interest will be handled with respect to their other positions. In addition, we note that significant portions of your existing disclosure and exhibits contain restrictive language applicable to your management or officers and directors. In all appropriate sections, please revise to clarify whether these restrictions are applicable to this Advisor. Alternatively, advise why no revision is necessary.

Prior Involvement of Principals in Blank Check Companies, page 51

11.   We note your response to comment 34 of our letter dated April 19, 2007. Please provide tabular disclosure of your responses in an appropriate place in the registration statement.

Principal Stockholders, page 56

12.   The amended registration statement indicates that you have issued or otherwise transferred founder shares to new individuals not in the initial founders' group. Please provide the legal basis for such transactions without registration when a public offering is ongoing.

Part II

Signatures, page II-8

13.   Please explain the removal of the power of attorney.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Allan Miller, Esq.
       Jeffrey M. Gallant, Esq.
       Fax (212) 818-8881